UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2022
Commission File Number 1-10928

 INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: April 1, 2022	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Inc. Files Circular for Special Meeting of Shareholders to Approve Acquisition by an Affiliate of Clearlake Capital Group, L.P.

•Annual and Special Meeting to be held May 11, 2022
•IPG shareholders to receive CDN$40.50 per share in cash
•Transaction provides immediate liquidity and certainty of value to IPG shareholders at a substantial premium of approximately 66% to the 30-day volume weighted average trading price prior to the date of announcement of the transaction
•The Board of Directors unanimously recommends that shareholders vote FOR the special resolution to approve the Arrangement in advance of the proxy deadline on May 9, 2022

Shareholders who have questions may contact Kingsdale Advisors at 1-855-682-9437 (toll-free in North America) or at 416-867-2272 (for collect calls outside of North America) or by e-mail at contactus@kingsdaleadvisors.com

MONTREAL, QUÉBEC – April 1, 2022 – Intertape Polymer Group Inc. (TSX: ITP) (“IPG” or the “Company”) is pleased to announce that the Company has filed its management information circular (the “Circular”) for the annual and special meeting (the “Meeting”) of the Company’s shareholders (the “Shareholders”) to be held at 9:00 a.m. (EDT) on Wednesday, May 11, 2022 to, among other things, approve the previously announced acquisition of IPG by 1351693 B.C. Ltd. (the "Purchaser") an affiliate of Clearlake Capital Group, L.P. by way of a plan of arrangement (the  “Arrangement”).

Under the terms of the Arrangement, the Purchaser will acquire all of the outstanding common shares of the Company (the “Shares”) for a consideration per Share of CDN$40.50 in cash (the “Consideration”), all as more particularly described in the Circular.

Subject to Shareholders’ approval, the final approval of the Arrangement by the court and the satisfaction of the remaining closing conditions, including the receipt of certain regulatory approvals (with the condition with respect to Competition Act Canada clearance having been fulfilled on March 28, 2022), the Arrangement is expected to close early in the third quarter of 2022.

Recommendation of IPG’s Board of Directors

The Board of Directors of IPG (the “Board”) has unanimously determined that the Arrangement is in the best interests of IPG and is fair to Shareholders. The Board is unanimously recommending that Shareholders vote FOR the special resolution to approve the Arrangement. The reasons for the Board’s recommendation and some of the key factors it considered in making its determination are described in detail in the Circular.

The Circular & the Meeting

On March 29, 2022, the Superior Court of Québec (the “Court”) granted an interim order in respect of the Arrangement (the “Interim Order”). The Interim Order authorizes IPG to proceed with various matters relating to the Arrangement, including the holding of the Meeting for Shareholders to consider and vote on the Arrangement.

The Company will be holding the Meeting in a hybrid format with a physical location at the Fairmont Royal York, 100 Front St West, Toronto, Ontario, Canada and the ability to participate virtually, via live webcast at https://web.lumiagm.com/488452910. During the audio webcast, Shareholders will be able to hear the Meeting live, and registered Shareholders and duly appointed proxyholders will be able to submit questions and vote at the Meeting.

The Circular, form of proxy or voting instruction form (as applicable) and letter of transmittal (the "Meeting Materials") for the Meeting are expected to be mailed to registered Shareholders on Thursday, April 7, 2022. The Meeting Materials contain important information with respect to the Arrangement and how registered and beneficial Shareholders may submit questions and vote at the Meeting. Shareholders should carefully review all Meeting Materials.

The Circular and related materials are also available on IPG’s website at www.itape.com as well as under IPG’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Only Shareholders of record as of the close of business (EDT) on March 25, 2022 (and persons they duly appoint by proxy) are entitled to vote at the Meeting. The deadline for completed proxies to be received by the Company’s transfer agent is Monday, May 9, 2022 at 12:00 p.m. (EDT).

Shareholder Questions and Assistance

Shareholders who have questions regarding the Arrangement or require assistance with voting may contact the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-855-682-9437 (toll-free in North America) or at 416-867-2272 (for collect calls outside of North America) or by e-mail at contactus@kingsdaleadvisors.com.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, shrink and stretch films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 4,100 employees with operations in 34 locations, including 22 manufacturing facilities in North America, five in Asia and two in Europe.

Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the Company’s positioning for continued growth in 2022 and beyond; the expansion of the Company’s existing shrink film production capacity in North America; the potential future impacts of COVID-19 on the Company’s business; the tailwinds that support the Company’s growth; the strong demand that the Company sees in its core end markets; the headwinds facing the Company 2022, including supply chain constraints and raw material prices; the Company’s expected organic demand; the expected performance and benefits of the Syfan USA transaction; the expected timing of the closing of the acquisition of the Company by the Purchaser, including expected Consideration, timing and closing conditions, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the expected satisfaction of closing conditions to the acquisition of the Company by the Purchaser, business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company’s greenfield developments, and other restructuring efforts; the anticipated benefits from the Company’s manufacturing facility capacity expansions; the impact of fluctuations in raw material prices and freight costs including the availability and pricing due to supply chain disruptions; selling prices including maintaining dollar spread due to higher raw material and freight costs; the impacts of new accounting standards, including the impact of new accounting guidance for leases; the anticipated benefits from the Company’s acquisitions and partnerships; the anticipated benefits from the Company’s capital expenditures; the quality and market reception of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; the expected strategic and financial benefits from the Company’s ongoing capital investment and mergers and acquisitions programs; anticipated cash flows from the Company’s operations; availability of funds under the Company’s 2021 Credit Facility; the Company’s flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information - Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2021 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com